Exhibit 2

Elbit Systems Ltd.

Monitoring Report	January 2016

(Unofficial English Translation)

Contacts:

Hadar Segal, Analyst
hadars@midroog.co.il

Avi Ben-Noon, Senior Team Leader
avib@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance
i.sigal@midroog.co.il

Elbit Systems Ltd.

Series Rating	Aa1.il	Outlook: Stable

Midroog announces that it is reaffirming an Aa1.il/stable rating for bonds (Series A) issued by Elbit Systems Ltd. (“Elbit” or "the Company").

The bonds rated by Midroog:

Series	ISIN	Original Date of Issue	Linkage	Annual Coupon	Balance 30/09/15 (NIS millions)*	Bond Repayment Years
A	1119635	June 2010	Shekel	4.84%	905	2016-2020

* Translated from USD to ILS according to the exchange rate on Sept. 30, 2015. The Company hedges its outstanding bonds through swaps, according to the average Libor variable interest rate on the USD +1.84%.

Key Rating Rationale

The rating is supported by the Company's leading business position in the Israeli defense industry and in niche defense segments in the world. Its high positioning and relative advantage stem from its ability to develop relevant technological solutions, together with successful management throughout its years of operation. Beyond the strategic importance of the Company's activity to the Ministry of Defense, the Company's scope of operation, geographical diversification and product range stand out, supporting changes in demand and in defense budget cycles in the world. Over time, the Company's growth opportunities stem from buying other companies that contribute to synergy and boost the added value to customers, and based on geopolitical developments, on collaborating with domestic industries in countries where the Company identifies expectations that defense budgets will grow. That results in good visibility of income, which is also supported by the Company's substantial backlog of orders. The ratio between the Company's backlog-revenue multiplier is stable, at about 2 over the last three years, which is a supportive rating factor and gives good visibility of the Company's future revenue generation in the short and medium term.

In recent years, the world defense industry has adapted itself to a challenging reality, in which global defense budgets diminished, characterized by aggregate erosion of military expenditure the world, albeit varying greatly by area: developed nations increased their defense budgets while military expenditure by developed nations continued to erode. The developing nations' share of the market consequently grew in recent years, spurring the western defense companies to turn their efforts to growing in the developing markets, which intensified competition in the industry.

During the last year, security threats and geopolitical changes compelled a lot of countries to step up their military spending. Moody's predicts1 that in the next two years, the global defense budget will grow by 2% to 3%, with the support of an anticipated increase the U.S. defense budget during that time. However, in our opinion, the expected increase will partially moderate the effects of the intensifying competition, such that operating profitability among defense companies will remain relatively stable. In Midroog's base scenario, based on the business profile and offering of products for present and future battlefields, we expect the Company's revenues to grow in the short and medium run, supported by growth in defense budgets, and for profitability to remain relatively stable as competition mounts, and because of the need for investment in R&D. In Midroog's assessment, the Company has little room to improve efficiency because of the need to maintain its technological advantages and high quality manpower.

Over recent years the Company has presented stable FFO stemming from good visibility of revenues and reasonable profitability. Its coverage ratios are appropriate to its rating level. In Midroog's base scenario, we assume some stability in coverage ratios over the short and medium term. In our opinion, the adjusted debt coverage ratios/EBITDA ratio will move in the range of 1.3-1.7 and adjusted debt/FFO ratio will move in the range of 1.6-2.0 in this period (assuming no substantial M&A during that time). The rating is further supported by liquidity and financial flexibility that stand out favorably, based on the substantial scope of liquid assets and relative to annual debt service, anticipated positive FCF over the next 12 months, access to financial sources and the fact that most of the Company's assets are unencumbered.

The stable rating outlook is supported by our assessment that the Company's business environment will ease, supporting its financial profile and preventing significant deviation from the forecast range.

1 Outlook Update: Global Aerospace and Defense Changing Outlook to Positive As US Budget Deal Will Boost Military expenditure

Elbit Systems Ltd., Key Financial Figures (USD millions)

	9M 2015	9M 2014	FY 2014	FY 2013	FY 2012	FY 2011
Revenues	2,221	2,108	2,958	2,925	2,889	2,817
Operating profit (before Other)	191	177	241	239	203	116
% operating profit	8.6%	8.4%	8.1%	8.2%	7.0%	4.1%
Net profit	143	134	179	191	170	90
Revenues/Average assets (t,t-1)	0.8	0.7	0.7	0.8	0.8	0.8
Return on assets (RoA)	3.5%	3.2%	4.3%	4.7%	4.5%	2.5%
Liquidity balance	214	274	306	265	265	224
Adjusted debt*	613	-	704	691	755	770
Equity/total assets	33%	31%	31%	30%	27%	25%
EBITDA	281	275	369	369	342	266
FFO	259	207	260	319	308	252
*Adjusted debt/EBITDA*	1.5	-	1.7	1.7	2.0	2.5
*Adjusted debt/FFO*	1.8	-	2.5	2.0	2.3	2.8

*Adjusted debt includes the fair value of the hedging component on shekel debt + surplus liabilities to the compensation fund, and without lease adjustments, according to Midroog's updated methodology for capitalizing lease payments.

Details of Key Rating Rationale

Moderate to low industry risk, expectations that demand will grow with the world defense budgets in the short to medium term

In Midroog's opinion, the defense sector, which is a global industry, is characterized by relatively moderate to low risk relative to that of the economy as a whole. The industry is led by American and European giants, and is characterized by marketing to the domestic markets where they manufacture. This is especially true of the American corporations, which serve as primary contractors for U.S. government defense projects, which constitute approximately 40% of the total global military expenditure over time, while European companies are more oriented towards exports, hence their activity is more international in nature. The industry's main characteristic is dependence on governmental defense budgets, which are characterized by relatively long cyclicity. Trend changes may ensue as a result of unexpected security events (as has actually happened); there is a high correlation between change in defense budgets to the growth potential of the defense companies. Based on the U.S. defense budgets approved for the coming years, the rise and strengthening of extremist Islam and terrorism, and a number of conflicts around the world, Moody's believes the downtrend in defense budgets in recent years will reverse. We foresee global defense budgets increasing by 2%-3% in the next two years, with significant differences between the various geographical areas, also depending on the economic and fiscal environment. The U.S. in particular should support global growth, itself growing by 4.8% and 2.8% in the next two years.

Defense concepts have changed in the last couple of years, placing more stress on asymmetrical, technological fighting against terror organizations in multiple arenas simultaneously. Demand has grown for rapid, high-tech systems, monitoring and control systems, unmanned instruments, defense systems for the soldier, advanced electronic systems and security systems for homeland defense, at the expense of large military platforms.

In our view, growth by the global defense budget will somewhat relieve the industry's growth potential but will not materially affect profitability, as competition in the world arena intensifies, with emphasis on operating efficiency, the time to maturation of products, and the supply of technologies to the market. Consolidation processes are also likely to continue, with more and more acquisitions of small companies by large enterprises, a trend that began in recent years to serve the need to beef up technological capabilities and speed up the time to market.

Other industry characteristics include: Dependence on primary contractors – most of the defense companies serve as subcontractors, in second or third supply tiers. This situation exposes the subcontractors to the competitive position of the primary contractors, which reduces their pricing flexibility; large, protracted projects, most at a price fixed in advance, creating exposure to unexpected change in costs and a need for tight project management; a high component of wage costs and fixed outlay, including an R&D component, which weighs on profitability at times of reduced activity and impairs operational flexibility; a strong backlog, supporting sustainable revenue generation and granting good visibility of revenues in the short and medium run; low credit risks, including advance payments from customers, which contributes to liquidity; an increase in the number of threats to defense, such as the instability in the Middle East, activity by Islamic terror organizations in Europe, and tensions between Russia and the West support persisting demand for military expenditure by governments around the world; high entry barriers, including heavy R&D costs, place the incumbent companies at an advantage; strategic importance in the Company's base countries, arising from the knowhow and technology capabilities involved in its activity.

Strong business positioning and technological flexibility support a product range for the concept of the future battlefield

The Company is characterized by a relatively strong business profile, supported by outstanding technological and managerial capabilities, the ability to run multiple projects simultaneously, a varied advanced product portfolio and wide dispersal of its clientele. The Company runs relatively high R&D costs, which support it maintaining its technological edge and ability to supply solutions for the challenges of the future battlefield. The Company has proven skill in M&A, which lead to synergy and business development of the companies, as well as supplementary technologies, while establishing a strategy of focusing on and penetrating growth markets. The Company's activity mix and supply of products and solutions for the present battlefield support sustained ability to generate relatively high revenues in the short to medium term, supported by expectations that defense budgets in the West (a market responsible for 52% of the Company's total revenues) will increase, and by solutions relevant to developing markets with higher growth potential.

The Company has a good reputation, as well as senior strategic status in the Israeli defense establishment, which gives its products and services a good name in the world and also provides a testing ground for new technologies. On the other hand, intensifying competition in the industry due to the budgets constraint in recent years and the Company's status as subcontractor in many export projects could diminish its financial flexibility, from the perspective of pricing future projects and consequent profitability, as well as the perspective of the product's time to launch and deviation from the original schedule, while its potential for improving efficiency is limited because of the relatively rigid costs structure and the need to maintain relative technological advantages.

Relatively good recovery ability; profitability cushions expected to remain stable to a degree in the medium run

The Company is characterized by a diverse mix of revenues over business lines and countries. Most of its production is for export. In the first nine months of the year, the Company's revenues broke down as follows: North America and European countries (42%), Israel (19%), developing markets – Asia-Pacific and Latin America (38%). About 70% of the Company's sales in that period were of Airborne Systems (40%) C4ISR, monitoring and control and communication systems (30%) incorporating electro-optical systems. These areas support both the present and future battlefield, in our opinion, which is oriented towards low-grade military conflicts and irregular forces.

The Company's high business positioning, technological flexibility, relevant basket of products, despite the challenging business environment, and the establishment of its status in developing markets with growth potential support a high future income recovery ability, given the change in the business environment, as aforesaid, and the change in the concept of the present and future battlefield.

The Company's backlog as of September 30, 2015 was $6,420 million, an increase of approximately 2.5% from year-end 2014. After the balance sheet date, the Company signed material transactions worth $347 million, which stands out favorably in the challenging business environment. The backlog of orders is dispersed over a large number of projects and geographical areas, and is not oriented towards any particular project. In Midroog's opinion, it supports good visibility of the Company's revenue generation ability, and cushions it relatively well against unexpected changes in its business environment.

The Company's gross and operating profitability rates have been relatively steady in recent years (excluding a one-time loss in 2011), ranging from 28%-30% and 7.0%-8.5% respectively, in the last five years. It bears noting that the Company's operating profitability rates do not stand out favorably for its rating grade, being limited by its relatively low operating flexibility.

The Company's technological advantage and its ability to supply innovative, relevant solutions stem from its investments in R&D. The R&D costs constitute a central part of the Company's costs structure (the net rate of R&D, excluding external participation, approximated 7.8% in the last three years). Midroog assesses that the Company's R&D costs will remain high in the short and medium run due to its desire to maintain its position in the industry, and its relative advantages. In Midroog's opinion, the Company has limited scope to improve efficiency because of the need to retain quality manpower and to sustain technological innovation, which are necessary for its ability to compete in the industry in parallel with the constant demand for flexibility and ability to supply dynamic solutions for changing needs.

In Midroog's base scenario, we assumed an increase in the Company's revenues (2% to 3%) in the short to medium term, including due to expectations of an increase in aggregate world military expenditure, with differences between various geographical areas. We also assume that competition will remain fierce, with emphasis on mounting pressures to meet deadlines, within budget, and to shorten launch times, which will require further investment in R&D and marketing, while operating profitability is expected to maintain some stability, moving within a range of 7.5% to 8.5% in that time.

Cash flow generation is expected to remain robust, conferring coverage ratios appropriate to the rating grade

The Company has shown good revenue recovery ability in recent years, which supports robust, steady cash flows at this time. In our opinion, the Company will continue to present strong, relatively steady cash flows in the years to come, based on expectations of growth in revenues while maintaining profitability, as described above.

As of September 30, 2015 the Company's debt adjusted for derivates amounted to approximately $613 million, not substantially changed relative to the last two years. Most of the debt is long-term, which is appropriate to maintain the projects being financed. In our base scenario, there are two global situations in which the Company would repay its debt in full on schedule, without needing more financing (and reducing its leverage), given its substantial cash balance, positive FCF in the medium run, or debt refinancing and cash accrual, hence the extent of net debt would not materially change. All that assumes no material acquisitions of other companies in 2016-2017.

The Company's adjusted coverage ratios2 are appropriate to its rating grade and are not expected to materially change in the short and medium run. Midroog expects that its adjusted debt/EBITDA and adjusted debt/EBITDA coverage ratios will move in the range of 1.3-1.6 and 1.6-2.0 respectively in the short and medium run. These ratios are relatively appropriate for the rating grade, as said. If the coverage ratios substantially deviate from Midroog's forecasts over time, the Company's rating may be affected.

2 The present coverage ratios include only adjustment of the hedging component and the difference between worker compensation liabilities and assets. In contrast to past practice, debt does not include leasing adjustment because of the characteristics of the Company's standard operational leases, and in accordance with Midroog's updated methodology for capitalizing lease payments (attached below, in Related Documents).

The Company's leverage level and capital cushions are reasonable as arises from the equity/total assets ratio, which was approximately 33.5% as of September 30, 2015. This ratio is reasonable and supports the Company's ability to absorb unexpected one-time losses.

In Midroog's opinion, the capital cushions will continue to build up from accrued net profit beyond dividend distribution, which averaged about 30% of net profit in recent years.

Liquidity and financial flexibility stand out

The Company has high liquidity supported by significant liquidity balances, which also stem from the nature of its activity and from prepayments from customers. As of September 30, 2015, liquid assets totaled approximately $214 million, which was 1.4 times current obligations expected at year-end 2016. Note that the Company tends to maintain significant liquidity balances over time, which it places in relatively conservative investments. In our opinion (and barring material acquisitions of new companies), over the next 12 months, the Company will generate strong FCF which will support annual debt service and the Company's liquidity cushions, thanks also to the relatively convenient repayment schedule.

The Company has high financial flexibility.  Most of its assets are free of encumbrance and it has relatively good access to banks. It has to comply with a number of financial covenants, including reduced shareholders equity of at least 20% of the balance sheet. As of the date of this report, it was in compliance with its covenants by an adequate margin.

Rating Outlook

Factors that may lower the rating

•	Persisting erosion in the Company's backlog of orders, impairing its ability to generate revenues.

•	Erosion in profitability rates over time.

•	Significant and permanent slowdown in coverage ratios.

•	Extensive dividend distribution that weakens the Company's ability to repay its liabilities.

About the Company

Elbit Systems Ltd. is an Israeli multinational company that engages directly and through subsidiaries in developing, manufacturing, integrating and marketing systems and products for military and commercial use. The Company serves as primary contractor of solutions for armies and governments, and as a supplier of products and systems for leading defense manufacturers in the world. The Company is owned by Michael Federmann (46.2%), with the rest held by institutional investors and the public. The Company engages in four main areas of activity: airborne systems (constituting about 40% of its revenues in 2014), land systems (approximately 9% of 2014 revenues and 18% in 2015), C4ISR systems (38% of 2014 revenues) and electro-optic systems (9% of 2014 revenues). The Company employs about 11,600 people, mostly in Israel and the rest in subsidiaries around the world.

Rating History

Related Reports

Elbit Systems Ltd., Monitoring Report, October 2014

Elbit Systems Ltd., Monitoring Report, June 2013

Rating Defense Companies, Methodology, February 2014

Methodology for Capitalizing Lease Payments, December 2015

The reports are published on Midroog's website: www.midroog.co.il.

Date of the report: January 11, 2016

KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments	Gross investments in equipment, machinery and intangible assets
Capital Expenditures (CAPEX)
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

 * It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Local Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that Midroog judges to have superior creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that Midroog judges to have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that Midroog judges to have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that Midroog judges to have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that Midroog judges to have relatively weak creditworthiness relative to other local issuers, and involve speculative elements.
B.il	Issuers or issues rated B.il are those that Midroog judges to have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative elements.
Caa.il
Issuers or issues rated Caa.il are those that Midroog judges to have extremely weak creditworthiness relative to other local issuers and are very near default, and involve very significant speculative elements.

Ca.il	Issuers or issues rated Ca.il are those that Midroog judges to have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that Midroog judges to have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters.  The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

Additionally, a (hyb) modifier is added to all ratings of hybrid securities issued by banks and insurers. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which could potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal. A long-term rating with a (hyb) modifier reflects the relative credit risk associated with that obligation.

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